Exhibit 99.1

Algonquin Power & Utilities Corp. announces Canadian dollar equivalent of Third Quarter 2015 dividends of CAD $0.12892 per common share

OAKVILLE, ON, Sept. 30, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the equivalent Canadian dollar exchange rate for its third quarter dividend.

On August 13, 2015, APUC announced that the Board of Directors of APUC declared third quarter 2015 dividends of U.S. $0.09625 per common share. Based on the Bank of Canada noon exchange rate today, being the record date, the Canadian dollar equivalent for the third quarter 2015 dividends is set at CAD $ 0.12892 per common share.

The previous four quarter equivalent Canada dollar dividends per common share have been as follows:

	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Annual
U.S. dollar dividend	$0.08750	$0.08750	$0.09625	$0.09625	$0.36750
Canadian dollar equivalent	$0.10151	$0.11098	$0.12006	$0.12892	$0.46146

The quarterly dividends payable on APUC common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Amanda Dillon, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:00e 30-SEP-15